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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [_] Merger

     [X] Liquidation

     [_] Abandonment Of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

   AEW Real Estate Income Fund

3. Securities and Exchange Commission File No.: 811-21206

4. Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

   [X]  Initial Application     [_]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

   Natixis Asset Management Advisors, L.P.
   399 Boylston Street
   Boston, MA 02116
   (617) 449-2700

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

   Coleen Downs Dinneen
   C/O Natixis Asset Management Advisors, L.P.
   399 Boylston Street
   Boston, MA 02116
   (617) 449-2810

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7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

   Natixis Asset Management Advisors,
   L.P.                                    Deutsche Bank Trust Company/Americas
   399 Boylston Street                     280 Park Avenue
   Boston, MA 02116                        New York, N.Y. 10017
   (617) 449-2700                          (212)250-5663

   AEW Management and Advisors, L.P.
   World Trade Center East
   Two Seaport Lane
   Boston, Massachusetts 02210-2021
   (617) 261-9000

   State Street Bank & Trust Company
   225 Franklin Street
   Boston, MA 02110
   (617) 786-3000

   Computershare
   150 Royal Street
   Canton, MA 02021
   (781) 575-2000

   Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

     [X] Management Company;

     [_] Unit investment trust; or

     [_] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

   [_]  Open-end    [X]   Closed-end

10.State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

   Massachusetts

11.Provide the name and address of each investment adviser of the fund
   (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

   AEW Management and Advisors, L.P.
   World Trade Center East
   Two Seaport Lane
   Boston, Massachusetts 02210-2021
   (617) 261-9000

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12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

   Not Applicable

13.If the fund is a unit investment trust ("UIT") provide:

   Not Applicable

   (a) Depositor's name(s) and address(es):

   (b) Trustee's name(s) and address(es):

14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

   [_]  Yes    [X]  No

   If Yes, for each UIT state:
   Name(s):

   File No.: 811-______

   Business Address:

15.(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

   [X]  Yes    [_]  No

   If Yes, state the date on which board vote took place: March 12, 2007

   If No, explain:

   (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

   [_]  Yes    [X]  No

   If Yes, state the date on which the shareholder vote took place:

   If No, explain:

   Shareholders were provided written notification of liquidation in accordance with Article IX, Section 4 of the AEW Real Estate Income Fund's Amended and Restated Agreement and Declaration of Trust dated October 10, 2002.

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II.Distributions to Shareholders

16.Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

   [X]  Yes    [_]  No

   (a) If Yes, list the date(s) on which the fund made those distributions:

       April 10, 2007 (preferred shares)
       April 13, 2007 (common shares)

   (b) Were the distributions made on the basis of net assets?

   [X]  Yes, for common shares only    [X]  No, for preferred shares only.

   (c) Were the distributions made pro rata based on share ownership?

   [X]  Yes, for common shares only    [X]  No, for preferred shares only.

   (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

   Preferred shareholders were paid the liquidation preference of $25,000 per share plus accumulated but unpaid dividends, in accordance with the Fund's By-Laws.

   (e) Liquidations only:
   Were any distributions to shareholders made in kind?

   [_]  Yes    [X]  No

   If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.Closed-end funds only:

   Has the fund issued senior securities?

   [X]  Yes    [_]  No

   If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

   Upon liquidation, the Fund paid holders of Auction Market Preferred Shares ("AMPS") $25,000 (Liquidation Preference) per share, plus accumulated but unpaid dividends. The fund paid Common Shareholders their pro rata share of ordinary taxable income, net capital gain, and Paid-in-Capital after payment of the Liquidation Preference plus accumulated dividends to holders of AMPS.

18.Has the fund distributed all of its assets to the fund's shareholders?

   [X]  Yes    [_]  No

   If No,

   (a) How many shareholders does the fund have as of the date this form is filed?

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   (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

   [_]  Yes    [X]  No

   If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

   [X]  Yes    [_]  No

   If Yes,

   (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

   Receivable from Natixis Global Associates, $4,570.

   (b) Why has the fund retained the remaining assets?

   In order to pay outstanding expenses payable.

   (c) Will the remaining assets be invested in securities?

   [_]   Yes    [X]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

   [X]  Yes    [_]  No

   If Yes,

   (a) Describe the type and amount of each debt or other liability:

       Legal fees: $2,970
       Audit Fees: $1,600

   (b) How does the fund intend to pay these outstanding debts or other liabilities?

   The fund expects to use the receivable in 20 (a) of this form to pay any outstanding debt or expenses.

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IV.Information About Event(s) Leading to Request For Deregistration

22.(a) List the expenses incurred in connection with the Merger or Liquidation:

   (i)   Legal expenses:                                             $29,236
   (ii)  Accounting expenses:                                        $
   (iii) Other expenses (list and identify separately):              $
         (a) Transfer agency services:                               $
         (b) Printing and mailing:                                   $
         (c) Miscellaneous (press releases)                          $   845
   (iv)  Total expenses (sum of lines (i)-(iii) above):              $30,081

   (b) How were those expenses allocated? See (c) below.

   (c) Who paid those expenses?

   $24,626 was paid by the Fund and $5,451 was paid by Natixis Global
   Associates.

   (d) How did the fund pay for unamortized expenses (if any)?
       Not Applicable

23.Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

   [_]  Yes    [X]  No

   If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.Is the fund a party to any litigation or administrative proceeding?

   [_]  Yes    [X]  No

   If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

   [_]  Yes    [X]  No

   If Yes, describe the nature and extent of those activities:

VI.Mergers Only

26.(a) State the name of the fund surviving the Merger:

   (b) State the Investment Company Act file number of the fund surviving the
   Merger:

   (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form N-14 type used and date the agreement was filed:

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   (d) If the merger or reorganization agreement had not been filed with the
   Commission, provide a copy of the agreement as an exhibit to this form.

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                                 VERIFICATION

   The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AEW Real Estate Income Fund; (ii) she is the Secretary of AEW Real Estate Income Fund and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


/s/ Coleen Downs Dinneen
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Coleen Downs Dinneen

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